310 Holdings, Inc.
9903 Santa Monica Boulevard, Suite 406,
Beverly Hills, California 90212

April 10, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

Re: 310 Holdings, Inc.
Form 8-K Filed March 18, 2009
File No. 000-52444

In response to your letter of March 20, 2009, we respond as follows:

Form 8-K Filed March 18, 2009

Item 4.01 changes in Registrant’s Certifying Accountant

1. Amend the Form 8.1 to remove references to the report of Tarvaran, Askelson & Company, LLP on the financial statements for the fiscal quarter ended September 30, 2008, as well as the going concern disclosure excerpted from the footnotes of the Form 10-Q. Please note that such disclosures are not appropriate, as Item 304(a)(1)(ii) of Regulation S-K requires disclosure regarding the principal accountant's report on only the annual financial statements for the past two years. Please note, however, that since this information was reported in a previous Form 8-K, it is not required to be provided again in accordance with Instruction (1) to Item 304.

We have noted your comment and have revised the disclosure.

2. Amend the Form 8-K to address whether there have been any disagreements with Tarvaran, Askelson & Company, LLP, the former accountant, through the date of dismissal, Please note that such disclosure is required by Item 304(a)(1)(iv) of Regulation S-K.

We have noted your comment and have revised the disclosure.

3. Amend the Form 8-K to remove all references to Regulation S-B and replace with Regulation S-K.

We have noted your comment and have revised the disclosure.

4. In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountant addressing the revised disclosures.

We have noted your comment and included a dated Exhibit 16 letter from the former accountant addressing the revised disclosures.

The Company hereby acknowledges:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Nicole Wright
Nicole Wright
Chief Executive Officer
Date:  April 10, 2009